Filed Pursuant to Rule 253(g)(2)

File No. 024-11178

Supplement No. 1 to Offering Circular Dated January 18, 2022

Collectable Sports Assets, LLC

SERIES #KOUFAXPSA8

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

914-372-7337

www.collectable.com

February 1, 2022

This Post-Qualification Offering Circular Supplement No. 1 (this “Supplement No. 1”) amends the offering circular of Collectable Sports Assets, LLC (the “Company”), dated and filed with the Securities and Exchange Commission on January 18, 2022, as qualified on January 25, 2022, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

This Supplement No. 1 relates to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,250 Interests (“Units”) in #KOUFAXPSA8 (the “Series”) at an offering price of $10.00 per unit for gross proceeds of up to $42,500 on a “best efforts” basis.

Incorporation by Reference of Offering Circular

This Supplement No. 1 should be read in conjunction with the Offering Circular and the Company’s Current Report on Form 1-U dated January 31, 2022 and filed with the Commission on January 31, 2022 (the “1-U”), each of which is incorporated herein by this reference, and is qualified by reference to the Offering Circular and the 1-U, except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular or 1-U, and may not be delivered without the Offering Circular and the 1-U.

The purpose of this Supplement No. 1 is to disclose a reduction in the volume of securities being offered in the Series from a minimum number of Units of 4,875 to 4,250 and from a maximum number of Units of 5,100 to 4,500. The reduction in the volume of securities being offered is the result of a reduction in the price of the Underlying Asset of the Series.

Cover Page of Offering Circular

As a result of the changes described above, the information with respect to the Series that appears within the chart that appears on the cover page of the Offering Circular will be replaced with the following:

Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions	Number of Units	Proceeds to Issuer	Proceeds to Other Persons
#KOUFAXPSA8	Per Unit	$10.00	$0.10
	Total Minimum	$42,500	$1,407	4,250	$83	$41,010
	Total Maximum	$45,000	$1,450	4,500	$2,540	$41,010

Use of Proceeds and Description of Underlying Asset

As a result of the changes described above, the information that appears on the pages 91-92 (“Use of Proceeds - #KOUFAXPSA8”) of the Offering Circular with respect to the Series will be replaced with the following:

 SERIES #KOUFAXPSA8

Sandy Koufax 1955 Topps PSA 8

Use of Proceeds - SERIES #KOUFAXPSA8

The following illustrates the estimated use of proceeds of this Offering (including from Series #KOUFAXPSA8 Interests acquired by the Manager) if the Total Minimum ($42,500) is raised in this Offering and the amount paid by the Series for the asset is $39,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost (1)	$39,000	91.76%
Broker Dealer & Escrow Fees (2)	$1,507	3.55%
Legal Expenses (2)	$350	0.82%
Sourcing Fee (cash portion) (2)(3)	$1,560	3.67%
Total Fees and Expenses	$3,417	8.04%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$83	0.19%
Total Proceeds	$42,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 195 units, which represents the portion ($1,950) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (22 units) for $220. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/31/2022
Expiration Date of Agreement	6/30/2022
Selling Entity	Unaffiliated Seller(1)
Total Sourcing Fee as a percentage of Consignment Price	9%
Sourcing Fee Payable in Series Equity Interest	5%
Sourcing Fee Payable in Cash	4%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

Except as expressly set forth herein, the Company’s offerings of Series, as described in the Offering Circular, as amended or otherwise supplemented (including by the 1-U), remains unchanged.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 12 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is February 1, 2022.